......................Securities and Exchange Commission
                           Washington, D.C. 20549
                           ______________________
                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                              AEP Industries, Inc.
                                (Name of Issuer)

                                      Common
                          (Title of Class of Securities)

                                     001031103
                                   (CUSIP Number)

                                  Arthur Goetchius
                                EGS Partners, L.L.C.,
                               300 Park Ave., 21st Fl.,
                          New York, NY 10022 212-755-9000
                     (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                    June 6, 1997
                 (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                           PAGE 1 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
         (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                   EGS Associates, L.P.
_____________________________________________________________________________
         (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
         (3)    SEC USE ONLY

_____________________________________________________________________________
         (4)    SOURCE OF FUNDS **
                                                                     WC
_____________________________________________________________________________
         (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
_____________________________________________________________________________
         (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  Delaware
_____________________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER
                                                                      -0-
SHARES
_________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                                       145,118
OWNED BY       _______________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                        -0-
REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                                      145,118
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                                                      145,118
_____________________________________________________________________________

          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                                                         2.03%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                                         PN
_____________________________________________________________________________
           **     SEE INSTRUCTIONS BEFORE FILLING OUT!





                             PAGE 2 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                   EGS Partners, L.L.C.
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                                    OO
_____________________________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                    Delaware
_____________________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER
                                                                   -0-
SHARES
_________________________________________________________________

BENEFICIALLY    (8)  SHARED VOTING POWER
                                                                    277,622
OWNED BY       _______________________________________________________________

EACH                      (9)  SOLE DISPOSITIVE POWER
                                                                    -0-
REPORTING      _______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                     280,597
_____________________________________________________________________________
                               (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
                                        BY EACH REPORTING PERSON
                                                                     280,597
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)

3.92%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                                           IA
_____________________________________________________________________________
          **       SEE INSTRUCTIONS BEFORE FILLING OUT!





                                 PAGE 3 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                     Bev Partners, L.P.
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                               WC
_____________________________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                Delaware
_____________________________________________________________________________

NUMBER OF          (7)  SOLE VOTING POWER
                                                                          -0-
SHARES         ______________________________________________________________

BENEFICIALLY    (8)  SHARED VOTING POWER
                                                                    86,033
OWNED BY       ___________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                          -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                     86,033
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                     BY EACH REPORTING PERSON
                                                                     86,033
_____________________________________________________________________________
           (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                      IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
_____________________________________________________________________________
           (13)    PERCENT OF CLASS REPRESENTED
                      BY AMOUNT IN ROW (11)
                                                                        1.20%
_____________________________________________________________________________
           (14)    TYPE OF REPORTING PERSON **
                                                                         PN
_____________________________________________________________________________
            **     SEE INSTRUCTIONS BEFORE FILLING OUT!





                               PAGE 4 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                   Jonas Partners, L.P.
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                             WC
____________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             Delaware
_____________________________________________________________________________

NUMBER OF        (7)  SOLE VOTING POWER
                                                                      -0-
SHARES
            _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

7,883
OWNED BY       _______________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                           -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                    7,883
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                                    7,883
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                   IN ROW (11) EXCLUDES CERTAIN SHARES **                [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                                         .11%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                                        PN
_____________________________________________________________________________
           **      SEE INSTRUCTIONS BEFORE FILLING OUT!





                            PAGE 5 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON
                                                             William Ehrman
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
           (3)    SEC USE ONLY

_____________________________________________________________________________
           (4)    SOURCE OF FUNDS **
                                                AF          PF          OO
____________________________________________________________
           (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
_____________________________________________________________________________
           (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
_____________________________________________________________________________

NUMBER OF           (7)  SOLE VOTING POWER
                                                                        55,011
SHARES
_________________________________________________________________

BENEFICIALLY     (8)  SHARED VOTING POWER
                                                                    516,658
OWNED BY       ___________________________________________________________

EACH             (9)  SOLE DISPOSITIVE POWER
                                                                     55,011
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                    575,667
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                                     630,678
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                                                       8.81%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                                       IN
_____________________________________________________________________________
           **      SEE INSTRUCTIONS BEFORE FILLING OUT!





                               PAGE 6 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON
                                                           Frederic Greenberg
_____________________________________________________________________________
           (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
           (3)    SEC USE ONLY

_____________________________________________________________________________
           (4)    SOURCE OF FUNDS **
                                                   AF          PF          OO
_____________________________________________________________________________
           (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
_____________________________________________________________________________
           (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
_____________________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER
                                                            5,902
SHARES
             _________________________________________________________________

BENEFICIALLY    (8)  SHARED VOTING POWER
                                                            516,658
OWNED BY       _______________________________________________________________

EACH                      (9)  SOLE DISPOSITIVE POWER
                                                           5,902
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                           520,433
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                           526,335
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                                            7.35%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                            IN
_____________________________________________________________________________
          **       SEE INSTRUCTIONS BEFORE FILLING OUT!





                              PAGE 7 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON
                                                          Frederick Ketcher
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                 AF          PF          OO
_____________________________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             United States
_____________________________________________________________________________

NUMBER OF        (7)  SOLE VOTING POWER
                                                                        4,802
SHARES
            _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                                     516,658
OWNED BY       _______________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                        4,802
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                     519,633
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                                      524,435
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                    BY AMOUNT IN ROW (11)
                                                                        7.33%
_____________________________________________________________________________
          (14)   TYPE OF REPORTING PERSON **
                                                                         IN
_____________________________________________________________________________
           **    SEE INSTRUCTIONS BEFORE FILLING OUT!





                               PAGE 8 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                            Jonas Gerstl
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                           AF          OO
_____________________________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
_____________________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER
                                                                         -0-
SHARES
            _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                                 516,658
OWNED BY       _______________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                         -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                   519,633
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                                   519,633
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)    PERCENT OF CLASS REPRESENTED
                     BY AMOUNT IN ROW (11)
                                                                       7.26%
_____________________________________________________________________________
          (14)    TYPE OF REPORTING PERSON **
                                                                         IN
_____________________________________________________________________________
           **     SEE INSTRUCTIONS BEFORE FILLING OUT!





                             PAGE 9 OF 20 PAGES
<PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
          (1)    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
                                                            James McLaren
_____________________________________________________________________________
          (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
          (3)    SEC USE ONLY

_____________________________________________________________________________
          (4)    SOURCE OF FUNDS **
                                                            AF          OO
____________________________________________________________
          (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
_____________________________________________________________________________
          (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                           United States
_____________________________________________________________________________

NUMBER OF         (7)  SOLE VOTING POWER
                                                                         1,000
SHARES
            _________________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                                  516,658
OWNED BY       _______________________________________________________________

EACH                     (9)  SOLE DISPOSITIVE POWER
                                                                         1,000
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                                  519,633
_____________________________________________________________________________
          (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
                    BY EACH REPORTING PERSON
                                                                   520,633
_____________________________________________________________________________
          (12)    CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
_____________________________________________________________________________
          (13)     PERCENT OF CLASS REPRESENTED
                      BY AMOUNT IN ROW (11)
                                                               7.28%
_____________________________________________________________________________
          (14)     TYPE OF REPORTING PERSON **
                                                               IN
_____________________________________________________________________________
          **        SEE INSTRUCTIONS BEFORE FILLING OUT!





                          PAGE 10 OF 20 PAGES
<PAGE


          The Schedule 13D, initially filed on March 30, 1990, as amended, of
(i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"),
(ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl and (ix) James McLaren, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 19 to the Schedule 13D as follows:

Item 2 is hereby amended and restated in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in three of the discretionary accounts managed by EGS Partners,
(iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him and members of his immediate family (including his brother and his brother's wife), EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him and members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; and (ix) James McLaren, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

           The general partners of EGS Associates, Bev Partners, and Jonas Partners, and the members of EGS Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren (collectively, the "General Partners").

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and each of the General Partners is 300 Park Avenue, New York, New York 10022


                               Page 11 of 20 Pages

          (c) The principal business of each of EGS Associates, Bev Partners, and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners, and Jonas Partners and members of EGS Partners.

          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $1,623,590, $6,534,009, $10,732, $641,467 and $59,844, respectively.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $59,112.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brother's wife), is approximately $2,654,598.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. McLaren, is approximately $37,500.

          The shares of Common Stock purchased by EGS Associates and Bev Partners were purchased with their investment capital (see Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

                              Page 12 of 20 Pages
<PAGE


          The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Montgomery Securities, and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust Company.
Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. McLaren are held in an account maintained at Goldman, Sachs & Co. The shares owned by Mr. Ketcher are held in his various accounts maintained at Montgomery Securities. The shares owned by Mr. Ehrman are held in accounts maintained at Montgomery Securities or are beneficially owned by members of his immediate family (including his brother and his brother's wife). Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,156,326 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 28, 1997, as reflected in the company's quarterly report on Form 10Q filed with the Securities and Exchange Commission (the "Commission") for the period ended January 31, 1997 (which is the most recent Form 10Q on file).

As of the close of business on June 6, 1997:

          (i) EGS Associates owns beneficially 145,118 shares of Common Stock, constituting approximately 2.03% of the shares outstanding.

          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 278,283 shares (constituting approximately 3.89% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 2,314 shares of Common Stock purchased for EGS Overseas (constituting approximately
 .03% of the shares outstanding), which, when aggregated, total 280,597 shares of Common Stock, constituting approximately 3.92% of the shares outstanding.

          (iii) Bev Partners owns beneficially 86,033 shares of Common Stock, constituting approximately 1.20% of the shares outstanding.

                              Page 13 of 20 Pages
<PAGE


          (iv) Jonas Partners owns 7,883 shares of Common Stock, constituting less than 1% of the shares outstanding.

           (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 111,045 shares of Common Stock, constituting approximately 1.55% of the shares outstanding.

           (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,702 shares of Common Stock, constituting less than 1% of the shares outstanding.

          Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.

          Mr. McLaren owns directly 1,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (ix)    Mr. Gerstl owns directly no shares of Common Stock.

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 145,118 shares beneficially owned by EGS Associates, the 280,597 shares beneficially owned by EGS Partners, the 86,033 shares beneficially owned by Bev Partners and the 7,883 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 519,633 shares of Common Stock, constituting approximately 7.26% of the shares outstanding.

           (ix) In the aggregate, the Reporting Persons beneficially own a total of 643,182 shares of Common Stock, constituting approximately 7.26% of the shares outstanding.

      (b)    (i)    Each of EGS Associates, EGS Partners (with respect to
shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, except for 2,975 shares held by one of the discretionary accounts, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
            (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family (including his brother and his brother's wife).

      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to June 6, 1997 until June 6, 1997 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas and Bev Partners are set forth in Schedules A, B, C, and D, respectively. All such transactions were effected in the over-the-counter market. During such period, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher, Gerstl and McLaren did not enter into any transactions in the Common Stock.

                            Page 14 of 20 Pages

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.






                              PAGE 15 OF 20 PAGES
<PAGE


                                 SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 19, 1997
                                       /s/ William Ehrman
                                       William Ehrman, individually, as
                                       member of EGS PARTNERS, L.L.C., and
                                       as general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                       and JONAS PARTNERS, L.P.


                                        /s/ Frederic Greenberg
                                       Frederic Greenberg, individually,
                                       as member of EGS PARTNERS, L.L.C., and
                                       as general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                       and JONAS PARTNERS, L.P.


                                        /s/ Frederick Ketcher
                                       Frederick Ketcher, individually, as
                                       member of EGS PARTNERS, L.L.C. and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                       and JONAS PARTNERS, L.P.


                                        /s/ Jonas Gerstl
                                       Jonas Gerstl, individually, as member
                                       of EGS PARTNERS, L.L.C., and as general
                                       partner of each of EGS ASSOCIATES,
                                       L.P., BEV PARTNERS, L.P. and JONAS
                                       PARTNERS, L.P.


                                        /s/ James McLaren
                                       James McLaren, individually, as member
                                       of EGS PARTNERS, L.L.C., and as general
                                       partner of each of EGS ASSOCIATES,
                                       L.P., BEV PARTNERS, L.P. and JONAS
                                       PARTNERS, L.P.





                            PAGE 16 OF 20 PAGES
<PAGE


                                    Schedule A


                                EGS Associates, LP


Transactions in the Common Stock

                                                         Price Per Share
     Date of                     Number of                  (including
   Transaction             Shares Purchased/(Sold)     Commissions, if any)



       6/6/97                     (23,000)                  $46.25




























                             PAGE 17 OF 20 PAGES
<PAGE


                                  Schedule B

                               EGS Partners, LLC
                            (excluding EGS Overseas)


                         Transactions in the Common Stock

                                                           Price Per Share
       Date of                  Number of                    (including
   Transaction              Shares Purchased/(Sold)      Commissions, if any)


        4/7/97                      1,200                       $46.07
        4/22/97                       152                       $46.07
        4/24/97                       300                       $46.07
        4/30/97                       900                       $47.32
        5/2/97                        500                       $48.07
        5/5/97                      3,000                       $46.75
        5/5/97                      1,500                       $47.00
        5/8/97                      1,000                       $47.82
        5/9/97                        500                       $49.07
        5/13/97                       500                       $47.57
        5/14/97                       500                       $47.82
        5/15/97                      (700)                      $48.43
        5/16/97                      (200)                      $48.56
        5/20/97                       500                       $48.32
        5/21/97                     1,000                       $47.45
        5/22/97                       500                       $46.57
        5/27/97                       800                       $46.23
        5/29/97                       200                       $46.07
        6/2/97                      1,200                       $46.28
        6/3/97                        500                       $46.07
        6/6/97                     (1,500)                      $46.25









                              PAGE 18 OF 20 PAGES
<PAGE


                                   Schedule C

                             EGS Overseas Fund Limited



                         Transactions in the Common Stock

                                                         Price Per Share
         Date of                Number of                  (including
       Transaction       Shares Purchased/(Sold)         Commissions, if any)


          4/10/97                 (200)                      $44.93
          4/17/97                 (100)                      $46.93
          5/14/97                 (500)                      $47.93
          6/4/97                (5,000)                      $46.25
          6/5/97                (2,100)                      $46.25
          6/6/97                  (500)                      $46.25
























                            PAGE 19 OF 20 PAGES
<PAGE


                                   Schedule D

                                 Bev Partners, LP


                     Transactions in the Common Stock

                                                           Price Per Share
       Date of                   Number of                     (including
     Transaction            Shares Purchased/(Sold)       Commissions, if any)

       6/6/97                    (23,000)                        $46.25





























                                       PAGE 20 OF 20 PAGES